Exhibit 21.1

List of Significant Subsidiaries and Variable Interest Entity of Unitrend

Entertainment Group Limited

Significant Subsidiaries	Place of Incorporation
Infinity Soul Limited	British Virgin Islands
Charming Empire Limited	Hong Kong
Beijing Heli Fashion Technology Co., Ltd.	People’s Republic of China
Beijing INHI Culture Media Co., Ltd.	People’s Republic of China
Beijing Zhongxi Culture Co., Ltd	People’s Republic of China
Shanghai Kexi Film and Television Culture Co., Ltd.	People’s Republic of China
Horgos Kexi Culture Media Co., Ltd.	People’s Republic of China
Hangzhou Deep Immersion Culture Communication Co., Ltd. (60%)	People’s Republic of China
Beijing Zhongxi Culture Media Co., Ltd. Hangzhou Branch	People’s Republic of China

Variable Interest Entity and Its Subsidiaries	Place of Incorporation
Beijing Hexi Weiye Culture Media Co., Ltd	People’s Republic of China